[Translation]

To Whom It May Concern:
                                                                 April 23, 2003

                            Company Name: HINO MOTORS, LTD.
                            Name and Title of Representative:
                                Tadaaki Jagawa, President
                            Code Number: 7205
                                Securities exchanges throughout Japan
                            Name and Title of Contact Person:
                                Toshihisa Sakaki
                                General Manager, Public Relations Department, Corporate Planning Division
                                Telephone Number: 03-5419-9320
                            Parent Company of HINO MOTORS, LTD.:
                                TOYOTA MOTOR CORPORATION
                            Name and Title of Representative:
                                Fujio Cho, President
                            Code Number: 7203
                                Securities exchanges throughout Japan
                            Name and Title of Contact Person:
                                Takahiko Ijichi
                                General Manager, Accounting Division
                                Telephone Number: 0565-28-2121


                   Notice Concerning Dissolution of Subsidiary

We hereby notify you that HINO MOTORS, LTD. ("HINO") has decided to dissolve its subsidiary, Thai Hino Motor Corporation, Ltd. ("THMC"), as described below.

1.   Name and facts about the subsidiary to be dissolved

     Trade Name:                        Thai Hino Motor Corporation, Ltd.
     Incorporation:                     July 1964
     Capital:                           300 million bahts (JPY 840 million*)
                                        *Note: 1 baht= JPY2.8
     Issued shares:                     300,000 shares
     Total assets:                      294 million bahts (JPY 823 million*)
     Number of employees:               0
     Major clients:                     THMC holds no clients as it is a holding
                                        company and is not engaged in any
                                        business activities.
     Shareholder composition:           HINO 35%, MITSUI & CO., LTD. 35%, Hino
                                        Motors (Thailand) Ltd. 30% {Hino Motors
                                        (Thailand) Ltd. is a subsidiary of HINO}
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     Business performance (Fiscal year ended March 31, 2003):
                                        Net sales: 0 million baht
                                        Ordinary loss: 2 million bahts (JPY 6
                                        million*)

2.   Schedule for dissolution

     Scheduled to be dissolved during 2003.

3.   Reason for dissolution

     In order to streamline the shareholding structure and to improve the business efficiency.

4.   Anticipated effects on the business performance

     The anticipated effects of the dissolution on each of HINO's and TOYOTA's net incomes for the term will be very minor.